Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company.

JURISDICTION OF ORGANIZATION
McKesson Europe Services GmbH	Germany
McKesson International IP2A Limited	Malta
McKesson International IP5A Limited	Malta
Northstar International Holdings Limited	Malta
McKesson Medical-Surgical Supply Chain Services LLC	United States
McKesson Medical-Surgical Holdings, Inc.	United States
McKesson Medical-Surgical Minnesota Supply Inc.	United States
McKesson Medical-Surgical Top Holdings, Inc.	United States
McKesson Plasma and Biologics LLC	United States
McKesson Sourcing Services Inc.	United States
McKesson Specialty Care Distribution LLC	United States
McKesson US Finance Corporation	United States
McKesson UK Finance I Limited	United Kingdom